FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2009
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                      .]

QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.     Press release dated March 31, 2009 issued by Quebecor Inc.

Quebecor announces departure of Chief Financial Officer
MONTRÉAL, March 31, 2009 — Quebecor Inc. has announced that Mr. Louis Morin, Vice President and Chief Financial Officer of the Company since 2007, is leaving the organization. His responsibilities will be assumed on an interim basis by Mr. Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc., with the support of two long-time associates, Mr. Denis Sabourin, Vice President and Corporate Controller, and Mr. Jean-François Pruneau, Treasurer, both of whom have been with the company since 2001.
Quebecor Media Inc. is a subsidiary of Quebecor Inc. (TSX: QBR.A, QBR.B), a communications company with operations in North America, Europe and Asia. Quebecor Media owns operating companies in numerous media-related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, the largest publisher of newspapers in Canada; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; magazine publisher TVA Publishing Inc.; book publisher and distributor Quebecor Media Book Group Inc.; Archambault Group Inc. and TVA Films, companies engaged in the production, distribution and retailing of cultural products; Le SuperClub Vidéotron ltée, a DVD and console game rental and retail chain; and Quebecor MediaPages, publisher of print and online directories.
Information:
Isabelle Dessureault
Vice President, Public Affairs
(514) 380-7501
isabelle.dessureault@quebecor.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
QUEBECOR MEDIA INC.

By:	/s/ Claudine Tremblay
Claudine Tremblay
Vice-President and Secretary

Date: April 1, 2009